FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 5 August 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               ------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                       -----------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X   Form 40-F
                                   ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                           Yes          No  X
                              -------     ----


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

UBS Appt release                              4 August 2003                3 inc


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FINAL

     eboookers plc appoints UBS Investment Bank as global financial adviser


4 August 2003 - ebookers plc, the pan-European leisure specialist online, today announces the appointment of UBS Investment Bank as its global financial adviser. Evolution Beeson Gregory will continue as ebookers' appointed Broker in the UK.


Dinesh Dhamija CEO ebookers plc comments:

"The Company is now of a size and nature that we need a major international financial institution as our Adviser. We need to maximise the value from our strategies of organic growth, acquisitions and developing our BPO business in India and finance the Company accordingly. UBS with its extensive global experience in travel and technology is well positioned to assist us in further developing ebookers. Evolution in London and Brean Murray in New York have done excellent broking work for us and we will continue to work closely with them."


                                    --ends--


For further information:

ebookers plc
Oliver Strong                                       +44 (0) 20 7489 2239
oliver.strong@ebookers.com                          +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                         +44 (0) 20 7367 5130
peter.ogden@cubitt.com



About ebookers plc
ebookers is a leading pan-European online travel agency with websites in 12 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 600, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

Forward Looking Statements
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  August 5 2003                                /s/ Helen O'Byrne
                                                     ------------------
                                                     Helen O'Byrne
                                                     Company Secretary
                                                     ebookers plc


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